Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Anuja A. Majmudar, Attorney-Advisor

Re:	Transportation and Logistics Systems, Inc.
Registration Statement on Form S-1
Filed December 1, 2020
File No. 333-251059
Securities and Exchange Commission Comment Letters
Dated December 11, 2020 and January 27, 2021

Dear Ms. Majmudar:

We are writing on behalf of the subject Registrant with regard to the filing of Amendment No. 1 to the subject Registration Statement and the subject Comment Letters from the Securities and Exchange Commission (“SEC”).

Response to Comment #1:

The Registrant has revised the disclosure on the prospectus cover page, in the plan of distribution and elsewhere in the prospectus to clarify that the selling shareholders will sell shares within the bona fide price range of $0.04 to $0.05 per share, until the Registrant’s shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or privately negotiated prices. The Registrant has also disclosed the bona fide price range in the prospectus, as noted above, and has disclosed the basis for such price range, which is recent prices of publicly reported sales of the shares.

February 8. 2021

Page Two of Three

Response to Comment #2:

The Registrant maintains its position that its shares are not a penny stock as it has not conducted any registered offering at any time when it was a penny stock during the most recent 3 years, but the Registrant has deleted all incorporation by reference of materials into the prospectus, and has inserted those materials, information, data and disclosures into the prospectus of the subject Registration Statement on Form S-1.

Response to Comment #3:

The Registrant has revised the prospectus to disclose in the Description of Private Placement and in the description of the Series E Convertible Preferred Stock the manner in which the Registrant will notify holders of the Series E Convertible Preferred Stock about a “Triggering Event.”

Response to Comment #4:

The Registrant has revised the Registration Statement to include the legal opinion of the Flangas Law Group as to the validity of the securities registered and its consent to the reference to it in the prospectus and to update the exhibit index to include reference to such opinion and consent.

The Registrant has also updated all information in the Registration Statement.

This letter also confirms that the Registrant is aware of its obligations under the Securities Act of 1933, as amended, in particular the obligation to properly disseminate the prospectus in advance of sales. No underwriter is involved in the selling of the securities to be registered under the subject Registration Statement.

This letter also informs the SEC that, as no underwriter is involved in the selling of the securities to be registered under the subject Registration Statement, no amount of compensation is planned to be allowed or paid to any underwriter and no arrangements exist between the Registrant or the selling shareholders and any underwriter or other broker dealer.

February 8. 2021

Page Three of Three

Based upon the foregoing revisions to the subject Registration Statement, we respectfully request acceleration of the effectiveness of the subject Registration and that it be declared effective as soon as practicable, but not later than Thursday, February 11, 2021.

Thank you for your attention to this matter.

Sincerely

Michael H. Sproule

cc: Transportation and Logistics Systems, Inc.

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